March 4, 2015

By EDGAR and overnight mail

Daniel F. Duchovny

Office of Mergers and Acquisitions

Securities & Exchange Commission

100 F St., NE

Washington D.C. 20549-3628

RE: Ashford Hospitality Trust, Inc.: UNITE HERE preliminary proxy contest materials filed March 4, 2015

Dear Mr. Duchovny:

UNITE HERE is conducting an independent solicitation in support of a several shareholder proposals we intend to present at the annual meeting of Ashford Hospitality Trust, Inc., likely to be in mid-May 2015. To assist SEC Staff review, we submit herewith a version of the preliminary proxy statement coded to correspond to the supporting documentation enclosed. As you may recall, a few months ago, 30% of AHT’s shares outstanding participated in a call for a Special Meeting; the proposals put forward in the current solicitation would provide shareholders the opportunity to vote on several of the proposals put forward in Special Meeting solicitation.

By this letter we confirm our counsel, Andrew Kahn of Davis Cowell Bowe, is of the legal opinion that AHT shareholders may amend bylaws pursuant to Section 8 of Article VI of the Company’s Bylaws, which acknowledges the right of shareholders to amend the Bylaws. <FN 1> In the event our opinion is mistaken, the proposal states that it alternatively functions as a precatory proposal.

This letter is also to confirm that we are awaiting the filing of the Company’s proxy materials before finalizing and sending our proxy cards. Before we mail we will add to our proxy card boxes for voting on any management proposals.

This is also to confirm that UNITE HERE and Mr. Kahn are responsible for the adequacy and accuracy of the disclosures in the filing, that SEC Staff

<FN 1> Exhibit 3.1 to the Company's Current Report on Form 8-K filed on October 30, 2014.

comments or changes in disclosure in response to Staff comments do not foreclose the Commissioner from taking any action with respect to the filing, and that UNITE HERE and Mr. Kahn may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you once again for your prompt review of these materials. If you have questions please contact me at jjfueser@unitehere.org, or 416-384-0983 x 303.

Sincerely,

JJ Fueser

Research Coordinator, UNITE HERE